

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

July 12, 2013

Kari K. Harris, Esq.
Nixon Peabody LLP
100 Summer Street
Boston, MA 02110-2131

Re: StoneCastle Financial Corp. (File Nos. 333-186414 and
        811-22798)

Dear Ms. Harris:

We have reviewed the registration statements, which were filed on Form N-2, on June 14, 2013, for the StoneCastle Financial Corp. ("Fund"). The registration was filed to register common stock pursuant to Rule 415 under the Securities Act of 1933. Although our comments use the captions and page numbers from the registration statement to indicate the sections of the registration statement to which they relate, you should consider a comment made with respect to one section of the registration statement to be applicable to similar disclosure elsewhere in the registration statement. We have the following comments.

General

We note that substantial portions of the filing are incomplete. We may have additional comments: on such portions, when you complete them in a pre-effective amendment; on disclosures made in response to this letter; on information supplied supplementally; or on exhibits added in a pre-effective amendment.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Prospectus

Front Cover

The disclosure under "Investment Objectives," on the front cover, and in the Prospectus Summary, on page 1, states: "Our primary investment objective is to provide stockholders with current income, and to a lesser extent capital appreciation, through preferred equity, subordinated debt and common equity investments…. The disclosure under "Investment Strategy" on the front cover, however, states: "We expect that this portfolio will consist *primarily* of preferred stock *as well as* subordinated debt, convertible securities and, *to a lesser extent*, common equity." If the Fund chooses to describe its investments when stating its investment objective, we believe this description should not indicate a potentially different focus than the description in the actual strategy description. Please either conform the disclosure or delete the quoted phrase from "Investment Objectives."

The disclosure under "Investment Strategy," on the front cover, states: "We expect to create a portfolio diversified within the community bank market…." Because the Fund is non-diversified, please use a term than "diversified" to avoid confusing investors.

Prospectus Summary

The disclosure under "Our Adviser" states that "our Advisor and its affiliates are currently one of the largest managers of *investment funds* dedicated to the U.S. community banking sector, with *a long history* of investing in capital securities issued by community banks." With respect to the phrase "long history," we note that the Advisor was registered in 2012 and, as yet, has had no advisory experience and that StoneCastle Advisors, LLC, has been a registered adviser since 2003. Please revise the disclosure to make clear that the Advisor has no advisory experience and its affiliate has been a manager of investment funds investing in trust preferred securities for 10 years. (Investors should be able to determine for themselves whether this is a long history.)

The disclosure under "Our Adviser" also states: "Our Advisor's two senior officers, Messrs. Siegel and Shilowitz, respectively, have 20 and 24 years of experience advising and investing in financial institutions, investing in financial assets and building financial services companies." This statement does not appear to be completely accurate. It appears from their biographies that both of the principals spent the greatest parts of their careers in structured finance and asset securitization

The disclosure under "Community Banking Sector Focus," on page 2, states: "The community banking sector is a highly fragmented $2.9 trillion industry, comprised of over 6,900 banks located throughout the United States, including underserved rural, semi-

rural, suburban and other niche markets." But based on the additional disclosure under "Market Opportunity," on page 2, it appears that 6,900 is the total number of FDIC-insured banks in the country. It also appears that the Fund's definition of "community bank" may include all banks with less than $10 billion of assets. If so, the Fund's definition of "community bank" is at odds with the FDIC's, as well as the generally accepted limit, on asset size of $1 billion for community banks. If, as the confusing disclosure under "Market Opportunity," on page 2, seems to say, the Fund may invest in any bank with less than $10 billion of assets, which includes more than 98% of the 6,900 FDIC-insured depository institutions, it is a bank fund, not a community bank fund. Please provide a coherent definition of what is meant by the "Community bank" that the Fund intends to invest in. we believe that this definition should conform to what is generally understood to be a "community bank." The FDIC defines a "community bank" as a depository institution with $1 billion or less of assets, although bigger banks are included by the FDIC if they have a primary focus on lending and deposit-gathering and a relatively limited geographic scope of operations. (See *FDIC Community Banking Study* (December 2012).)

The disclosure under "Community Banking Sector Focus," on page 2, also states: "We intend to *diversify* our investments within the community bank industry...." As commented previously, please use a term other than "diversify" to avoid confusing investors about the fact that the fund is non-diversified.

The bullet, "Long-term Stability of Community Banking Sector," under "Market Opportunity," on page 2, states: "The community banking industry has a long history of generating stable earnings and historically has exhibited a low rate of failure despite popular opinion to the contrary." Does this statement reflect the FSLIC-insured savings institutions that became insolvent during the 1980s and the FDIC-insured mutual savings bank that became insolvent through the 1980s and 1990s? We note that the smaller S&Ls and the mutual savings banks considered themselves to be community banks and, indeed, their combined national trade association was named "America's Community Bankers." Similarly, does this statement reflect the number of small state-chartered commercial banks that became insolvent from the 1980s to the present? From 1980 through 1993 there were 2, 920 failures of FDIC-insured banks and from 2008 through 2013, there have been 486 failures of FDIC-insured banks. It is only technically accurate to say that there was a "low rate of failure" even during the banking crises of the 1980s and 1990s, because the bank regulators regularly arranged assisted mergers for insolvent institutions. This was done frequently, first by FSLIC and then by the FDIC under Section 13(e) of the Federal Deposit Insurance Act. Accordingly, please delete the bullets, "Long-term Stability of Community Banking Sector" on pages 2 and 27, or explain why they are not misleading.

Under "Competitive Advantages," on page 4, the disclosure provides that CAB Marketing, LLC, will assist the Fund with the "promotion and identification" of potential investment

opportunities. Please disclose how CAB Marketing will assist the Fund with the "promotion and identification" of potential investment opportunities. We note that company is a subsidiary of the American Bankers Association, one of the two national trade associations now representing "community banks." Please explain how this fact does not create a conflict of interest for CAB Marketing between its undertaking to identify investment opportunities for the Fund and its mission to advocate on behalf of its members. Please also disclose how the Fund will use the name, "Corporation for American Banking," in connection with its investment program and how this will benefit the Fund.

The disclosure under "Competitive Advantages," on page 4, states that "Mr. Siegel has directed the investment of over $5.6 billion of capital in bank and bank-related securities since 1999." This statement does not appear to be consistent with Mr. Siegel's biography, as presented subsequently in the prospectus and the statement of additional information. Please delete the statement or explain why it is not inconsistent with the information in the biography on pages 41 and S-10.

The disclosure under "Competitive Advantages," on page 4, also states: "Among other professional accomplishments, Mr. Shilowitz was a senior executive of Shinsei Bank, a leveraged buyout and turn-around lead by J.C. Flowers and widely reported to be one of the most profitable private equity deals in history." Please clarify how this was a "professional accomplishment." What was Mr. Shilowitz's role in buyout and what does it mean that it was "one of the most profitable private equity deals in history"?

The disclosure under "Competitive Advantages," on page 5, also states: "Given that we expect a significant portion of our investments to be fixed income-like (including preferred stock)…we seek to minimize downside risk by investing in banks that exhibit the potential for long-term stability." In addition, the disclosure under "Revenues," on page 22, states that in addition to "perpetual preferred stock," the fund will invest in community bank debt with "maturities in excess of ten years to enable our borrowers to obtain favorable regulatory capital treatment." It appears to us that the real "downside risk" of such long-term "fixed income-like" investments in the current environment is very significant interest rate risk and, yet, the only mention of interest rate risk in the prospectus is in a discussion of the Fund's hedging activities meant to eliminate it. The "Risks Related to this Offering," on page 14, must include, and the risk disclosure throughout the prospectus needs to thoroughly disclose, what appears to us to be the very high degree of interest rate risk to which the Fund's investments will be exposed.

The disclosure under "Targeted Investment Characteristics," on page 5, states: "We will seek to invest in community banks that have a history of regulatory compliance." Please explain the meaning of this statement.

The disclosure under "Potential Investments," on page 6, indicates that the fund may invest substantially in TARP preferred stock, either through Treasury Auctions or secondary market purchases. The TARP program needs to be better described and the risks posed by the Fund's investments in small bank TARP preferred must be prominently and thoroughly disclosed. Among the risks that need to be described are the following:

- The yield on TARP preferred, which can be significantly higher than the 5% coupon TARP preferred currently pays, is the result of the discount at which the shares are sold and investment risk, which can be substantial. In addition, the discount that produces the yield on small bank TARP issues reflects the facts that: small bank issues are consequently small, which reduces their liquidity; there is little analyst coverage of small banks, and, although the issues are generally not rated, they would be junk-rated if they were.

- By definition, the TARP program was created by the Treasury to infuse capital into "troubled" institutions with high levels of nonperforming assets.

- Although TARP preferred is cumulative, many of the small banks in the program are apparently not current on their dividends, in part due to regulatory limitations on their ability to pay dividends. Even banks that are current may be constrained in their ability to continue paying dividends by new requirements to boost their capital.

- There will also be strong incentive for banks to buy back their TARP preferred in early 2014 because the dividend rate will increase at that time to 9% from the current 5% and the dividends are not tax deductible. On the other hand, because the TARP preferred is perpetual, it does not include redemption rights exercisable by the holder.

The disclosure under "Potential Investments," on page 6, also indicates that the Fund will invest in preferred stock qualifying as Tier I capital. The risks of this investment also need to be thoroughly disclosed. For example, to qualify as Tier I capital, preferred shares must be non-cumulative. Many banks are currently under pressure to issue common and non-cumulative preferred to boost their Tier I capital and leverage ratios now that U.S. regulators have adopted the Basel III accord. But these same pressures to increase capital and retain excess cash may make the banks reluctant to pay preferred dividends, particularly if they are non-cumulative. In addition, it needs to be made clear that all of the securities in which the Fund intends to invest will be illiquid and rated below investment grade or would be if they were rated.

The Offering, page 9

Disclosure in this section states: "We anticipate that it may take up to twelve months to invest substantially all of the net proceeds of this offering in securities meeting our

investment objectives." It is the view of the Division of Investment Management that, under Sections 8(b)(1) and 13(a) of the Investment Company Act, an investment company cannot reserve freedom of action to take in excess of six months to invest the net proceeds of an offering. See Guide 1 to, and Item 7.2 of, Form N-2. Please explain to us why the Fund's intention to take up to 12 months to invest the net proceeds of the offering does not violate Sections 8(b)(1) and 13(a). In addition, this statement appears to be inconsistent with the Fund's claim, made on page 6, that it has "an existing pipeline of potential investments of up to $250 million in the aggregate that meet our criteria."

The disclosure, on page 11, indicates that the Fund abandoned a private placement in favor of the public offering now being registered. Please disclose why the private placement was abandoned.

As a general matter, the Fund intends to invest in preferred shares, subordinated debt, and convertible debt that are issued by institutions that are typically privately-held or thinly traded and, in many cases, "troubled" and that these securities are illiquid and rated below investment grade or would be, if rated. We believe that this investment strategy poses very significant risks to investors and that these risks have not been adequately disclosed with sufficient clarity or organization in the prospectus. For example, the risks presented in bullet point format, on pages 12-15, need to be made more prominent by moving them forward in the prospectus. In addition, the principal risks of investing in the preferred shares of community banks, such as interest rate risk, illiquidity, uncertain valuations, uncertain distributions, lack of, or junk, ratings, should be discussed in sufficient detail to focus investor attention. In addition, citations should be provided to more detailed risk disclosure in the body of the prospectus.

The fifteenth bullet bullets under "Risks Related to Our Operations," on page 13, states: "We may invest in or acquire financing through derivative transactions, which may have risks that differ from cash financings or cash investments." In addition, the disclosure under "the Company," on page 26, states: "We will seek to enhance our returns through the use of warrants, options or other equity conversion features." With regard to these statements, we call your attention to a number of observations that the Division of Investment Management has made about derivative-related investments by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. Please review the observations set forth in that letter and provide the appropriate disclosure about the use and risks of derivatives in conformity with those observations if, in fact, the Fund intends to implement its strategies through the use of derivatives.

The seventeenth bullet under "Risks Related to Our Operations," on page 13, states: "We may change our business strategy and operational policies without stockholder consent...."

Please disclose whether investors will be given notice of such a change and, if so, how much notice.

The first bullet under "Risks Related to Investing in Community Banking Sector," on page 13, states: "Our assets will be concentrated in the banking sector and thus not diversified. This statement conflates the concepts of concentration and diversification applicable to investment companies. See the instruction to Item 8.2(b) of Form N-2 and Section 5(b)(1) of the Investment Company Act. Please revise the disclosure.

Summary of Fund Expenses, page 17

Please provide us with a completed fee table by means of a pre-effective amendment. We may have additional comments following its filing on EDGAR.

Based on the Fund's stated intention to borrow for leveraging, please revise the fee table to reflect the expenses of the Fund's anticipated borrowing by including a line item: "Interest Payments on Borrowed Funds."

Based on the fact that nowhere does the prospectus mention a contractual reimbursement arrangement, please delete the fee table line item: "Less Fee and Expense Reimbursement." Otherwise this reimbursement arrangement, if it will be in effect for at least one year from the effective date of the registration statement, should be described in the footnotes to the fee table.

Please delete the following statement from footnote 6 to the fee table: "We estimate that our operating expenses will be approximately 0.25% *per year* of our assets." Instruction 6 to Item 3 of Form N-2 requires, and only permits, a statement in narrative following the fee table that "Other Expenses" are based on estimated amounts *for the current fiscal year*.

Please delete footnote 7 to the fee table in its entirety. The discussion is academic and potentially confusing for investors.

Discussion of Management's Operating Plans, page 22

The Fund's investment strategy is described inconsistently throughout the prospectus. As mentioned, the disclosure under "Investment Strategy," on the front cover, and under "Who may want to Invest," on page 7, states: "We expect that this portfolio will consist *primarily* of preferred stock *as well as* subordinated debt, convertible securities and, *to a*

lesser extent, common equity." Consistent with these statements, the disclosure under "Potential Investments," on page 31, states: "From time to time, we may also invest in Tier II qualifying debt securities (long term subordinated debt securities) and other debt securities or hybrid instruments issued by community banks or their holding companies." Nevertheless, we note that the disclosure under "Revenues," on page 22, states: We expect to invest the majority of our assets in perpetual preferred stock, subordinated debt, convertible securities and, to a lesser extent, common equity...." And the disclosure under "The Company," on page 26, states: "We anticipate focusing investments on preferred stock, subordinated debt, convertible securities and, to a lesser extent, common equity." Please describe the Fund's strategy consistently throughout the prospectus.

The disclosure under "Revenues," on page 22, also states: "To meet certain regulatory requirements of the banks in which we invest, we may structure investments to provide that dividends may be deferrable on a cumulative or non-cumulative basis." In fact, because Tier I capital includes only non-cumulative preferred stock, it seems likely that a very high percentage of the Fund's preferred stock investments will pay dividends that are deferrable on a non-cumulative basis. The disclosure under "Investment Structure and Investments," on page 33, appears to indicate that all of the Fund's preferred stock investments will qualify for Tier I capital treatment and, thus, will be non-cumulative. Please disclose the percentage of the Fund's preferred stock investments that are anticipated to be TARP or non-cumulative preferred.

The disclosure under "Revenues," on page 22, states: "We also may receive fee income from underlying community banks in connection with our investments." The disclosure under "Expenses," on page 23, states: "We may also pay a portion of the fee income that we receive from community banks in connection with our investments in them to one or more affiliated or unaffiliated brokers." Please disclose to what extent the Fund anticipates it will be paid fee income and how it will be earned. Why would a portion of this fee income be paid to brokers?

The disclosure under "Expenses," on page 22-3, states: "We will reimburse our Advisor to the extent these expenses are paid by our Advisor." Please explain the meaning of this statement and the terms of any such reimbursement arrangement.

The disclosure under "Financial Condition, Liquidity and Capital Resources," on page 23, states that the Fund intends to create "a wholly-owned subsidiary to facilitate secured borrowing structures" and that the Fund intends to "create a subsidiary shortly following completion of our initial offering of our common stock." Please describe, in a pre-effective amendment to the registration statement, the terms of any leveraging involving the use of a special purpose vehicle that the Fund anticipates that it will undertake.

The disclosure under "Contractual Obligations," on page 24, states that "we will reimburse our Advisor an amount equal to our allocable portion of overhead and other expenses incurred by our Advisor in performing its obligations under the management agreement." Please precisely describe what constitutes "overhead and other expenses" subject to reimbursement. See Section 15(a)(1) of the Investment Company Act.

The disclosure under "Valuation of Portfolio Investments," on page 24, states: "We intend to engage an independent valuation firm from time to time to assist in determining the fair value of our privately-held investments." Likewise the disclosure, on page 69, states: Our board of directors may use the services of a nationally recognized independent valuation firm to aid it in determining the fair value of these securities." Please clarify the meaning of these statements. Will the board of directors use an independent valuation service to help it determine the value of every Fund investment for which a market price is not available? If not, please describe the circumstances under which the board will use an independent valuation service to assist it in determining the value of an investment.

The Company, page 26

The disclosure states: "We will seek to enhance our returns through the use of warrants, options or other equity conversion features." Please explain this strategy. In addition, because investments in these derivatives may create senior securities, please explain how the Fund will satisfy the asset coverage requirements under Section 18(a) and Investment Company Act Release No. 10666, *Securities Trading Practices of Registered Investment Companies* (April 18, 1979) with respect to any investments it makes in derivatives.

The disclosure under "Our Advisor," on page 26, states that "our Advisor and its affiliates are currently one of the largest managers of investment funds dedicated to the U.S. community banking sector, with a long history of investing in capital securities issued by community banks." As commented previously, please delete the phrase "with a long history of investing in capital securities issued by community banks." Please also disclose here that neither the Fund's Advisor nor any of its affiliates has any experience managing registered investment companies. The experience StoneCastle Advisors, LLC, has had managing "investment funds" appears to consist solely of managing private funds investing exclusively in trust preferred securities and collateralized debt obligation.

The disclosure under "Our Advisor," on page 26, also states: "Our Advisor's two senior officers Messrs. Siegel and Shilowitz, respectively have 20 and 24 years of experience advising and investing in financial institutions…." Please delete this statement because their biographies do not indicate that this is the case.

The disclosure in the "Preferred Stock" bullet under "Investment Structure and Investments," on page 33, must be clarified. Please make clear that only non-cumulative preferred counts as Tier I capital and thus, although the Fund expects that "the dividend rate on preferred stock will range between 8-12%," the dividends on the preferred that counts as TIER I capital may never be fully paid. Please disclose that TARP preferred currently pays a dividend of 5% (scheduled to increase next year to 9%). Although TARP preferred may have been auctioned at discounts from 8% to substantially higher than 12%, the yield on TARP preferred is a measure of their risk. It should also be disclosed that many of the institutions in the TARP program have missed one or more scheduled payments.

The disclosure under "Brokerage Allocation and Other Practices," on page 26, states that the Fund "may select a broker based partly on brokerage…provided to [the Fund]." Please confirm to us that the Fund is not engaging in directed brokerage.

Please inform us in detail about the "Legal Proceedings" disclosed on page 35. Please also inform us whether the Fund has complied with Section 33 of the Investment Company Act regarding these proceedings.

Under "Biographical Information," on pages 41-42, please make the following revisions. Mr. Siegel would have joined Salomon Brothers / Travelers Insurance in 1996. Salomon Brothers / Travelers did not merge with Citigroup until April 6, 1998. Please also disclose the dates of Mr. Shilowitz's employment history.

Under "Payment of Our Expenses," on pages 43-4 or wherever appropriate, please also describe specifically and precisely all of the duties and responsibilities covered by the advisory and administrative contract fees.

The disclosure in the third paragraph under "Conflicts of Interest Within StoneCastle Partners," on page 48, states: "Due to our board composition, it is more likely that… our board of directors will value our investments consistent with the valuation recommendations of our Advisor's investment committee." In addition, the disclosure in the third paragraph under, "Our investment portfolio is recorded at fair value, with our board of directors having final responsibility for overseeing, reviewing and approving, in good faith, our estimate of fair value and, as a result, there is uncertainty as to the value of our investments," on page 51, states:

> Furthermore, we will rely heavily on the investment committee of our Advisor in making determinations of the fair value of our investments. Two of the members of our board of directors also serve on our Advisor's investment committee. This makes it more likely that the valuation of our investments, as determined by our

Advisor's investment committee, will be the valuation that is approved by our board of directors.

We believe that the two quoted statements suggest that the Fund's valuation procedures may not be in compliance with Section 2(a)(41) of the Investment Company Act and Rule 2a-4(a)(1) under the Act. Rule 38a-1 under the Investment Company Act makes clear that the board must not only approve the Fund's valuation procedures, but it must regularly review and evaluate the accuracy of such procedures using the appropriate means. See the adopting release for Rule 38a-1, Release No. IC-26299, *Compliance Programs of Investment Companies and Investment Advisers* (December 17, 2003). See also *In the Matter of J. Kenneth Alderman, CPA, et al.*, Inv. Co. Act Rel. No. 30557 (Jun. 13, 2013) and *In the Matter of Northern Lights Compliance Services, LLC, et al.*, Inv. Co. Act Rel. No. 30502 (May 2, 2013). Please explain to us why the Fund's valuation procedures do not violate Section 2(a)(41) of the Investment Company Act and how they are consistent with the requirements of Rule 38a-1 under the Investment Company Act

Net Asset Value, page 69

The disclosure states that "fair value for the security shall be determined pursuant to the methodologies established by our board of directors." Please add that the board must not only approve the Fund's valuation procedures, but it must regularly review and evaluate the regularly review the accuracy of such methodologies using the appropriate means. See the adopting release for Rule 38a-1, Release No. IC-26299, *Compliance Programs of Investment Companies and Investment Advisers* (December 17, 2003).

Dividend Reinvestment Plan, page 71

In the context of the "Plan" the following statement does not make sense to us. "Stockholders who do not elect to receive dividends in shares of common stock may experience accretion to the net asset value of their shares if our shares are trading at a premium at the time we issue new shares under the plan and dilution if our shares are trading at a discount." Please clarify it.

Statement of Additional Information

Please provide the information required by Item 17.2 of Form N-2.

*　　*　　*

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information

investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
· the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing and in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You should respond to this letter in the form of a pre-effective amendment filed under Rule 472 of the Securities Act of 1933. Please respond to all comments in the form of separate EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and also state the basis for your position. The staff may have further comments after reviewing your responses. If you have any questions about these comments, please call me at 202-551-6943.

Very truly,

/s/ James E. O'Connor

James E. O'Connor
Senior Counsel